[redacted]

13010106

MMISSION

Washington, D.C. 20549

cm

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SEC Mail Processing Section

FEB 26 2013

Washington DC 405

SEC FILE NUMBER
8- 66236

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G & L PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 HIGHLAND PLACE
(No. and Street)

SEA CLIFF (City) NEW YORK (State) 11579 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL LePORIN 212-656-7898
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANDEL, FEKETE & BLOOM, CPAs
(Name – *if individual, state last, first, middle name*)

30 MONTGOMERY STREET (Address) JERSEY CITY (City) NEW JERSEY (State) 07302 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

cm 3/8/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL LEPORIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

G & L PARTNERS, INC., as of

DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ANGELA A. ROMAN
NOTARY PUBLIC, State of New York
No. 01RO6055776
Qualified in Orange County
Commission Expires Mar. 05, 20 15

FEB 2 5 2013

Notary Public

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

MILTON E. MANDEL, (1932-1984)
FRANK L. FEKETE
BERNARD BLOOM, (1959-1989)
MARK J. BANN
DANIEL G. KAROSEN

30 MONTGOMERY STREET - SUITE 685
JERSEY CITY, NEW JERSEY 07302-3834
(201) 434-6875
FAX (201) 434-8759

VIA FEDERAL EXPRESS –
OVERNIGHT COURIER

February 25, 2013

SEC
Mail Processing
Section
FEB 26 2013
Washington DC
405

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street NE
Washington, D.C. 20549

Re: SEC File Number 8-66236
G & L Partners, Inc.

Dear Sir or Madam:

Please accept for filing the enclosed Annual Audited Report X-17A-5 for G & L Partners, Inc. for the period covering January 1, 2012 and ending December 31, 2012.

Yours very truly,

Frank L. Fekete

FLF/car

Enc.

cc: Mr. Daniel LePorin

TABLE OF CONTENTS

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

MILTON E. MANDEL, (1932-1984)
FRANK L. FEKETE
BERNARD BLOOM, (1959-1989)
MARK J. BANN
DANIEL G. KAROSEN

30 MONTGOMERY STREET - SUITE 685
JERSEY CITY, NEW JERSEY 07302-3834
(201) 434-6875
FAX (201) 434-8759

ACCOUNTANT'S REPORT OF INTERNAL CONTROL

G & L Partners, Inc.
8 Highland Place
Sea Cliff, New York 11579

In planning and performing our audit of the financial statements of G & L Partners, Inc., as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two

continued

of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

continued

This report recognizes that it is not practical in an organization the size of this company to achieve all divisions of duties and cross checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mandel, Fekete & Bloom

February 14, 2013

---oOo---

G & L PARTNERS, INC.

A N N U A L   R E P O R T

DECEMBER 31, 2012

---oOo---

CONTENTS

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

MILTON E. MANDEL, (1932-1984)
FRANK L. FEKETE
BERNARD BLOOM, (1959-1989)
MARK J. BANN
DANIEL G. KAROSEN

30 MONTGOMERY STREET - SUITE 685
JERSEY CITY, NEW JERSEY 07302-3834
(201) 434-6875
FAX (201) 434-8759

INDEPENDENT AUDITOR'S REPORT

G & L Partners, Inc.
8 Highland Place
Sea Cliff, New York 11579

Report on the Financial Statements

We have audited the accompanying statement of financial condition of G & L Partners, Inc. (the Company) as of December 31, 2012, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

continued

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G & L Partners, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all materials respects in relation to the financial statements as a whole.

Mandel, Fekete & Bloom

February 14, 2013

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

G & L PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

	DECEMBER 31, 2012			
ASSETS				
Current				
Cash				
Signature Bank - checking account	$	57,628		
JP Morgan Chase Bank - checking account		30,186		
			$	87,814
Escrow account - clearing broker				100,020
Commissions Receivable				120,713
Rebates Receivable				14,421
Other assets				2,992
Total Current Assets				325,960
Property and equipment, at cost		27,758		
Accumulated Depreciation		26,668		
				1,090
Organization expense		6,080		
Accumulated amortization		6,080		
				0
Other Assets				
Loan Receivable				60,000
TOTAL ASSETS			$	387,050

LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable	$	34,601
Accrued expenses		36,790
Line of credit payable		98,947
TOTAL CURRENT LIABILITIES		170,338
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		
Subordinated loan		250,000
TOTAL LIABILITIES		420,338
STOCKHOLDERS' EQUITY		
Common stock - no par value		
Authorized - 200 shares		
Issued - 20 shares	$	350,000
Additional paid-in-capital		410,000
Accumulated adjustments account		(793,288)
TOTAL STOCKHOLDERS' EQUITY		(33,288)
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$	387,050

See notes to financial statements

G & L PARTNERS, INC.

STATEMENT OF INCOME

	FOR THE YEAR 2012	
REVENUE		
Commission Income		$ 1,298,997
EXPENSES		
Officers' salaries	$ 177,287	
Office salaries	403,516	
Payroll Taxes	44,511	
Employee benefits	721	
Clearance Charges	60,784	
Error Account	990	
Commission Expense	35,778	
NYSE dues and expenses	97,981	
Rent	5,061	
Office expense	22,435	
Quotation Services	169,156	
Rebates	117,098	
Insurance	21,133	
Interest expense	29,012	
Travel and automobile expenses	15,174	
Meals and entertainment	60,112	
Professional fees	53,862	
Charitable contributions	2,050	
Telephone	39,980	
SIPC fees	2,713	
Dues and subscriptions	2,617	
Miscellaneous	5,998	
Depreciation Expense	310	
		1,368,279
OPERATING (LOSS)		(69,282)
Other Income		
Interest Income		541
(LOSS) BEFORE TAXES		(68,741)
Income and Franchise taxes		
Federal	0	
New York State	1,000	
New York City	874	
		1,874
NET (LOSS)		$ (70,615)

See notes to financial statements

G & L PARTNERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

		FOR THE YEAR 2012
CAPITAL STOCK		
Common	$	350,000
Balance at beginning of the year		
Issuance of shares		0
Balance at end of year	$	350,000
ADDITIONAL PAID-IN CAPITAL		
Balance at beginning of year	$	350,000
Paid-in capital		60,000
Balance at end of year	$	410,000
ACCUMULATED ADJUSTMENT ACCOUNT		
Balance at beginning of year	$	(713,265)
Net (loss)		(70,615)
(Distributions)		(9,408)
Balance at end of year	$	(793,288)
TOTAL STOCKHOLDERS' EQUITY AT END OF YEAR	$	(33,288)

See notes to financial statements

G & L PARTNERS, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

	FOR THE YEAR 2012
Balance-beginning of period	$ 250,000
2012 Activity	0
BALANCE - END OF YEAR	$ 250,000

See notes to financial statements

G & L PARTNERS, INC.

STATEMENT OF CASH FLOWS

		FOR THE YEAR 2012		
Cash Flows from Operating Activities:				
Net (Loss)	$	(70,615)		
Adjustments to Reconcile Net (Loss) to Net Cash provided by Operating Activities:				
Depreciation		330		
Increase in escrow account		(21)		
Decrease in prepaid expenses		381		
Decrease in commissions receivable		27,558		
Increase in rebates receivable		(14,421)		
Decrease in other assets		146		
Increase in accounts payable		32,921		
Decrease in accrued liabilities		(51,939)		
Net Cash provided by Operating Activities			$	(75,660)
Cash Flows from Investing Activities:				
Repayment on Line of Credit		(362)		
Net employee loan		(60,000)		
Net Shareholder loan repayments		(6,860)		
Security Deposit refunded		5,341		
				(61,881)
Cash Flows from Financing Activities:				
Capital Contributed		60,000		
Distributions		(9,408)		
Net Cash provided by Financing Activities				50,592
NET (DECREASE) IN CASH				(86,949)
CASH AND EQUIVALENTS AT JANUARY 1, 2012				174,763
CASH AND EQUIVALENTS AT DECEMBER 31, 2012			$	87,814
Supplemental Cash Flow Disclosures:				
Income tax payments			$	967
Interest payments			$	29,012

See notes to financial statements

G & L PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

G & L Partners, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company is a New York S-Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Customers' securities and commodities transactions are reported on a settlement date basis with related commissions income and expenses reported on a trade date basis. Amounts received and payable for securities and transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company is an S-Corporation for federal income tax purposes and is not subjected to federal income taxes at the corporate level. The Company is also an S-Corporation for New York State tax purposes and accordingly these financial statements reflect income taxes at the reduced level. The amount of current and deferred state and city income taxes payable is recognized as of the date of the financial statements, utilizing currently enacted laws and rates.

The Company evaluates each tax position taken on its tax returns and recognizes a liability for any tax position deemed less likely than not to be sustained under examination by the relevant taxing authorities. The Company's open tax years subject to examination by the relevant taxing authorities are 2009, 2010 and 2011.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Depreciation

Depreciation of property and equipment is provided over the estimated useful life on a straight-line basis.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety (90) days, which are not held for sale in the ordinary course of business.

Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2013 and February 14, 2013, which is the date the financial statements were to be issued, for possible disclosure and recognition in the financial statements.

3. CONCENTRATIONS OF CASH

The Company at times during operations has cash deposits that exceed $250,000 in one account in individual banks. The Federal Deposit Insurance Corporation (FDIC) insures only the first $250,000 in member banks. At December 31, 2012, the Company's uninsured cash balance totaled $0.

4. CREDIT LINE PAYABLE

The Company has a $100,000 line of credit from Chase Bank. The principal balance due as of December 31, 2012 is $98,947. Interest rate as of December 31, 2012 was 4.25%. The line which matures each February has an automatic one year renewal.

5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Subordinated liabilities in the amount of $250,000 consisted of a note covered by a subordinated loan agreement, which was approved by FINRA. The note matures on October 25, 2013 and bears interest of 10%.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $128,749, which was $118,355 in excess of its required net capital of $10,394.

7. INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the statement of operations in accordance with FASB Statement No. 109, *Accounting for Income Taxes,* are as follows:

December 31, 2012	Current	Deferred
Federal	$ 0	$ 0
New York State	1,000	0
New York City	874	0
	$ 1,874	$ 0

G & L PARTNERS, INC.

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	As of December 31, 2012			
Total ownership equity from Statement of Financial Condition			$	(33,288)
Deduct ownership equity not allowable for Net Capital				0
Total ownership equity qualified for Net Capital				(33,288)
Add:				
Liabilities subordinated to claims of general creditors allowable In computation of net capital				250,000
Other (deductions) or allowable liabilities				0
Total capital and allowable subordinated liabilities			$	216,712
Deductions and/or charges:				
Total non-allowable assets from Statement of Financial Condition (See List A)	$	87,963		
Secured demand note deficiency		0		
Commodity futures contracts and spot commodities-proprietary capital charges				
Other deductions and/or charges		0		
		0		
				(87,963)
Other additions and/or allowable credits				
Total non-allowable accrued liabilities from Statement of Financial Condition				0
Net Capital before haircuts on securities positions			$	128,749
Haircuts on securities (computed, where applicable, pursuant to 13c301(f):				
Contractual securities commitments	$	0		
Subordinated securities borrowings		0		
Trading and investment securities:				
Exempted securities		0		
Debt securities		0		
Options		0		
Other securities		0		
Undue concentration		0		
Other		0		
				0
NET CAPITAL			$	128,749

See notes to financial statements

G & L PARTNERS, INC.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

	As of December 31, 2012		
Minimum net capital required		$	10,394
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$	5,000
Net capital requirement		$	10,394
Excess net capital		$	118,355
Excess net capital at 120% of minimum net capital requirement		$	113,157

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from Statement of Financial Condition		$	155,917
Add:			
Drafts for immediate credit	$ 0		
Market value of securities borrowed for which no equivalent value is paid or credited	$ 0		
Other unrecorded indebtedness	$ 0		
			0
Total aggregate indebtedness		$	155,917
Percentage of aggregate indebtedness to net capital			121.10%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			115.36%

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2012

	As of December 31, 2012	
Net Capital as reported in company's Part IIA (unaudited) focus report	$	140,283
Audit adjustments to record additional accrued expenses		(11,915)
Audit adjustments to reclassify other assets		381
NET CAPITAL per above	$	128,749

LIST A

Commission Receivable	$	9,460
Rebates Receivable		14,421
Prepaid Expenses		2,992
Property and equipment		1,090
Loan Receivable		60,000
	$	87,963

See notes to financial statements

G & L PARTNERS, INC.

NOTES RE: OTHER SCHEDULES

The Company claims an exemption from the Securities and Exchange Commission Rule 15c3-3 based on the following:

All customer transactions cleared through another broker-dealer/clearing organization on a fully disclosed basis. The Company does not carry securities accounts for customers nor does it perform custodial functions relating to customer securities.

Accordingly, the following schedules are <u>not</u> presented as part of these financial statements:

- Computation for determination of reserve requirements
- Information relating to possession or control requirements

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

MILTON E. MANDEL, (1932-1984)
FRANK L. FEKETE
BERNARD BLOOM, (1959-1989)
MARK J. BANN
DANIEL G. KAROSEN

30 MONTGOMERY STREET - SUITE 685
JERSEY CITY, NEW JERSEY 07302-3834
(201) 434-6875
FAX (201) 434-8759

SCHEDULE II

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
G & L Partners, Inc.
8 Highland Place
Sea Cliff, New York 11579

In accordance with Rule 17a-5(e)(4) under the Securities Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by G & L Partners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and other specified parties in evaluating G & L Partners, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). G & L Partners, Inc.'s management is responsible for G & L Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including the general ledger and bank statement noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences:

3. Compared any adjustments report in Form SIPC-7 with supporting schedules, working papers, SIPC-7 template and calculation of total assessment noting no differences;

continued

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules, working papers, SIPC-7 template and calculation of total assessment supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mandel, Fekete & Bloom

February 14, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066236 FINRA DEC
G & L PARTNERS INC 13*13
8 HIGHLAND PL
SEA CLIFF NY 11579-2021

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 2,713

B. Less payment made with SIPC-6 filed (exclude interest) (1,650)

____
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1,063

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,063

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,063

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

G&L Partners, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 12 day of February, 20 13.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,299,538
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	213,660
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 541	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	541
Total deductions	214,201
2d. SIPC Net Operating Revenues	$ 1,085,337
2e. General Assessment @ .0025	$ 2,713
	(to page 1, line 2.A.)